SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 April, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Annual Financial Report dated 04 March 2016
Exhibit 1.2	Director/PDMR Shareholding dated 04 March 2016
Exhibit 1.3	Director/PDMR Shareholding dated 10 March 2016
Exhibit 1.4	Director Declaration dated on 15 March 2016
Exhibit 1.5	Director/PDMR Shareholding dated on 17 March 2016
Exhibit 1.6	Director/PDMR Shareholding dated on 21 March 2016
Exhibit 1.7	Director/PDMR Shareholding dated 24 March 2016
Exhibit 1.8	Director/PDMR Shareholding dated 29 March 2016
Exhibit 1.9	Total Voting Rights dated 31 March 2016

Exhibit 1.1

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announces that the BP Annual Report and Form 20-F 2015 and the Notice of Annual General Meeting for the 2016 Annual General Meeting have been published. These documents are publicly available via a direct link to the BP Annual Report and Form 20-F 2015 at www.bp.com/annualreport and a direct link to the Notice of Annual General Meeting at www.bp.com/notice. This follows the release on 2 February 2016 of the Company's unaudited Fourth Quarter and Full Year 2015 results announcement (the 'Preliminary Announcement').

In compliance with 9.6.1 of the Listing Rules, on 4 March 2016 the Company submitted to the National Storage Mechanism copies of:

BP Annual Report and Form 20-F 2015
BP Strategic Report 2015
Notice of BP Annual General Meeting 2016
Proxy card incorporating notification of availability

These documents will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

The BP Annual Report and Form 20-F 2015 will be delivered to the Registrar of Companies in due course and copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place on 14 April 2016 and the total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly before 18 April 2016.

The Disclosure and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2015. This announcement should be read in conjunction with, and is not a substitute for reading, the full BP Annual Report and Form 20-F 2015.

The extracts from BP Annual Report and Form 20-F 2015 included in this announcement contain certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed elsewhere in BP Annual Report and Form 20-F 2015.

APPENDIX A - AUDIT REPORTS

Audited financial statements for 2015 are contained in the BP Annual Report and Form 20-F 2015. The Independent Auditor's Report on the consolidated financial statements is set out in full on pages 96-100 of the BP Annual Report and Form 20-F 2015. The Independent Auditor's Report on the consolidated financial statements is unqualified and does not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted in full and is unedited text from page 93 of the BP Annual Report and Form 20-F 2015. This statement relates solely to the BP Annual Report and Form 20-F 2015 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

Directors' responsibility statement

The directors confirm that to the best of their knowledge:
•      the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the EU and in accordance with the provisions of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group.

•      the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position, performance and cash flows of the company.

•      the management report, which is incorporated in the strategic report and directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that they face.

C-H Svanberg, Chairman
4 March 2016

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out at pages 53 to 54 of the BP Annual Report and Form 20-F 2015. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2015:

Risk factors
The risks discussed below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks
Prices and markets - our financial performance is subject to fluctuating prices of oil, gas, refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.
Oil, gas and product prices are subject to international supply and demand and margins can be volatile. Political developments, increased supply from new oil and gas sources, technological change, global economic conditions and the influence of OPEC can impact supply and demand and prices for our products.

Decreases in oil, gas or product prices could have an adverse effect on revenue, margins, profitability and cash flows. If significant or for a prolonged period, we may have to write down assets and re-assess the viability of certain projects, which may impact future cash flows, profit, capital expenditure and ability to maintain our long-term investment programme. Conversely, an increase in oil, gas and product prices may not improve margin performance as there could be increased fiscal take, cost inflation and more onerous terms for access to resources. The profitability of our refining and petrochemicals activities can be volatile, with periodic over-supply or supply tightness in regional markets and fluctuations in demand. Exchange rate fluctuations can create currency exposures and impact underlying costs and revenues. Crude oil prices are generally set in US dollars, while products vary in currency. Many of our major project development costs are denominated in local currencies, which may be subject to fluctuations against the US dollar.

Access, renewal and reserves progression - our inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves. Delivering our group strategy depends on our ability to continually replenish a strong exploration pipeline of future opportunities to access and produce oil and natural gas. Competition for access to investment opportunities, heightened political and economic risks in certain countries where significant hydrocarbon basins are located and increasing technical challenges and capital commitments may adversely affect our strategic progress. This, and our ability to progress upstream resources and sustain long-term reserves replacement, could impact our future production and financial performance.

Major project delivery - failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance. We face challenges in developing major projects, particularly in geographically and technically challenging areas. Operational challenges and poor investment choice, efficiency or delivery at any major project that underpins production or production growth could adversely affect our financial performance.

Geopolitical- we are exposed to a range of political developments and consequent changes to the operating and regulatory environment. We operate and may seek new opportunities in countries and regions where political, economic and social transition may take place. Political instability, changes to the regulatory environment or taxation, international sanctions, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism and acts of war may disrupt or curtail our operations or development activities. These may in turn cause production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and significant capital expenditure required.
Events in or relating to Russia, including further trade restrictions and other sanctions, could adversely impact our income and investment in Russia. Our ability to pursue business objectives and to recognize production and reserves relating to Russia could also be adversely impacted.

Liquidity, financial capacity and financial, including credit, exposure - failure to work within our financial framework could impact our ability to operate and result in financial loss. Failure to accurately forecast, manage or maintain sufficient liquidity and credit could impact our ability to operate and result in financial loss. Trade and other receivables, including overdue receivables, may not be recovered and a substantial and unexpected cash call or funding request could disrupt our financial framework or overwhelm our ability to meet our obligations.

An event such as a significant operational incident, legal proceedings or a geopolitical event in an area where we have significant activities, could reduce our credit ratings. This could potentially increase financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on the group's liquidity. Credit rating downgrades could trigger a requirement for the company to review its funding arrangements with the BP pension trustees and may cause other impacts on financial performance. In the event of extended constraints on our ability to obtain financing, we could be required to reduce capital expenditure or increase asset disposals in order to provide additional liquidity. See Liquidity and capital resources on page 219 and Financial statements - Note 28.

Joint arrangements and contractors - we may have limited control over the standards, operations and compliance of our partners, contractors and sub-contractors. We conduct many of our activities through joint arrangements, associates or with contractors and sub-contractors where we may have limited influence and control over the performance of such operations. Our partners and contractors are responsible for the adequacy of the resources and capabilities they bring to a project. If these are found to be lacking, there may be financial, operational or safety risks for BP. Should an incident occur in an operation that BP participates in, our partners and contractors may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the arrangement.
Where we do not have operational control of a venture, we may still be pursued by regulators or claimants in the event of an incident.

Digital infrastructure and cybersecurity - breach of our digital security or failure of our digital infrastructure could damage our operations and our reputation. A breach or failure of our digital infrastructure due to intentional actions such as attacks on our cybersecurity, negligence or other reasons, could seriously disrupt our operations and could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and potentially legal liability. These could result in significant costs or reputational consequences.

Climate change and carbon pricing - public policies could increase costs and reduce future revenue and strategic growth opportunities. Changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, taxes and reduced profitability. In the future, these could potentially impact our assets, revenue generation and strategic growth opportunities.

Competition- inability to remain efficient, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market. Our strategic progress and performance could be impeded if we are unable to control our development and operating costs and margins, or to sustain, develop and operate a high-quality portfolio of assets efficiently. We could be adversely affected if competitors offer superior terms for access rights or licences, or if our innovation in areas such as exploration, production, refining or manufacturing lags the industry. Our performance could also be negatively impacted if we fail to protect our intellectual property.
Our industry faces increasing challenge to recruit and retain skilled and experienced people in the fields of science, technology, engineering and mathematics. Successful recruitment, development and retention of specialist staff is essential to our plans.

Crisis management and business continuity - potential disruption to our business and operations could occur if we do not address an incident effectively. Our business and operating activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

Insurance - our insurance strategy could expose the group to material uninsured losses.
BP generally purchases insurance only in situations where this is legally and contractually required. We typically bear losses as they arise rather than spreading them over time through insurance premiums. This means uninsured losses could have a material adverse effect on our financial position, particularly if they arise at a time when we are facing material costs as a result of a significant operational event which could put pressure on our liquidity and cash flows.

Safety and operational risks
Process safety, personal safety, and environmental risks - we are exposed to a wide range of health, safety, security and environmental risks that could result in regulatory action, legal liability, increased costs, damage to our reputation and potentially denial of our licence to operate. Technical integrity failure, natural disasters, human error and other adverse events or conditions could lead to loss of containment of hydrocarbons or other hazardous materials, as well as fires, explosions or other personal and process safety incidents, including when drilling wells, operating facilities and those associated with transportation by road, sea or pipeline. There can be no certainty that our operating management system or other policies and procedures will adequately identify all process safety, personal safety and environmental risks or that all our operating activities will be conducted in conformance with these systems. See Safety on page 43. Such events, including a marine incident, or inability to provide safe environments for our workforce and the public while at our facilities, premises or during transportation, could lead to injuries, loss of life or environmental damage. We could as a result face regulatory action and legal liability, including penalties and remediation obligations, increased costs and potentially denial of our licence to operate. Our activities are sometimes conducted in hazardous, remote or environmentally sensitive locations, where the consequences of such events could be greater than in other locations.

Drilling and production - challenging operational environments and other uncertainties can impact drilling and production activities. Our activities require high levels of investment and are often conducted in extremely challenging environments which heighten the risks of technical integrity failure and the impact of natural disasters. The physical characteristics of an oil or natural gas field, and cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Security- hostile acts against our staff and activities could cause harm to people and disrupt our operations. Acts of terrorism, piracy, sabotage and similar activities directed against our operations and facilities, pipelines, transportation or digital infrastructure could cause harm to people and severely disrupt business and operations. Our activities could also be severely affected by conflict, civil strife or political unrest.

Product quality - supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and potentially impact our financial performance. Failure to meet product quality standards could cause harm to people and the environment, damage our reputation, result in regulatory action and legal liability, and impact financial performance.

Compliance and control risks
US government settlements - our settlements with legal and regulatory bodies in the US announced in November 2012 in respect of certain charges related to the Gulf of Mexico oil spill may expose us to further penalties, liabilities and private litigation or could result in suspension or debarment of certain BP entities. Settlements with the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) impose significant compliance and remedial obligations on BP and its directors, officers and employees, including the appointment of an ethics monitor, a process safety monitor and an independent third-party auditor. Failure to comply with the terms of these settlements could result in further enforcement action by the DoJ and the SEC, expose us to severe penalties, financial or otherwise, and subject BP to further private litigation, each of which could impact our operations and have a material adverse effect on the group's reputation and financial performance. Failure to satisfy the requirements or comply with the terms of the administrative agreement with the US Environmental Protection Agency (EPA), under which
BP agreed to a set of safety and operations, ethics and compliance and corporate governance requirements, could result in suspension or debarment of certain BP entities.

Regulation - changes in the regulatory and legislative environment could increase the cost of compliance, affect our provisions and limit our access to new exploration opportunities. Governments that award exploration and production interests may impose specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field and possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. Royalties and taxes tend to be high compared with those of other commercial activities, and in certain jurisdictions there is a degree of uncertainty relating to tax law interpretation and changes. Governments may change their fiscal and regulatory frameworks in response to public pressure on finances, resulting in increased amounts payable to them or their agencies.

Such factors could increase the cost of compliance, reduce our profitability in certain jurisdictions, limit our opportunities for new access, require us to divest or write down certain assets or curtail or cease certain operations, or affect the adequacy of our provisions for pensions, tax, decommissioning, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group.

Following the Gulf of Mexico oil spill, there have been cases of additional oversight and more stringent regulation of BP and other companies' oil and gas activities in the US and elsewhere, particularly relating to environmental, health and safety controls and oversight of drilling operations, which could result in increased compliance costs. In addition, we may be subjected to a higher number of citations and level of fines imposed in relation to any alleged breaches of safety or environmental regulations, which could result in increased costs.

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties. Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including anti-bribery and corruption and anti-fraud laws, trade restrictions or other sanctions, or non-compliance with the recommendations of the ethics monitor appointed under the terms of the DoJ and EPA settlements, could damage our reputation, result in litigation, regulatory action and penalties.

Treasury and trading activities - ineffective oversight of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation. We are subject to operational risk around our treasury and trading activities in financial and commodity markets, some of which are regulated. Failure to process, manage and monitor a large number of complex transactions across many markets and currencies while complying with all regulatory requirements could hinder profitable trading opportunities. There is a risk that a single trader or a group of traders could act outside of our delegations and controls, leading to regulatory intervention and resulting in financial loss and potentially damaging our reputation. See Financial statements - Note 28.

Reporting- failure to accurately report our data could lead to regulatory action, legal liability and reputational damage. External reporting of financial and non-financial data, including reserves estimates, relies on the integrity of systems and people. Failure to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to our reputation.

Gulf of Mexico oil spill
There continues to be uncertainty regarding the extent and timing of the remaining costs and liabilities relating to the Gulf of Mexico oil spill not covered by the proposed Consent Decree and the Settlement Agreement. The proposed Consent Decree between the United States, the five Gulf Coast states and BP and the Settlement Agreement between BP and the Gulf Coast states will, subject to these becoming effective, settle all federal and state claims arising from the 2010 Gulf of Mexico oil spill. The proposed Consent Decree and the Settlement Agreement are conditional upon each other and neither will become effective until there is final approval of the Consent Decree.
There continues to be uncertainty regarding the extent and timing of the remaining costs and liabilities relating to the Gulf of Mexico oil spill not covered by the proposed Consent Decree and the Settlement Agreement. For items not covered by the proposed Consent Decree and the Settlement Agreement and for further information, see Financial statements - Note 2 and Legal proceedings (page 237).

APPENDIX D - RELATED PARTY TRANSACTIONS

Disclosures in relation to the related party transactions are set out at pages 136 and 138 of the BP Annual Report and Form 20-F 2015. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2015:

Extract from Note 15 Investments in joint ventures, BP Annual Report and Form 20-F 2015, page 136:
Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2015		2014		2013
		Amount		Amount		Amount
		receivable at		receivable at		receivable at
Product	Sales	31 December	Sales	31 December	Sales	31 December
LNG, crude oil and oil products, natural gas	2,841	245	3,148	300	4,125	342

						$ million
Purchases from joint ventures		2015		2014		2013
		Amount		Amount		Amount
		payable at		payable at		payable at
Product	Purchases	31 December	Purchases	31 December	Purchases	31 December
LNG, crude oil and oil products, natural gas,
refinery operating costs, plant processing fees	861	104	907	129	503	51

The terms of the outstanding balances receivable from joint ventures are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

Extract from Note 16 Investments in associates, BP Annual Report and Form 20-F 2015, page 138:
Transactions between the group and its associates are summarized below.

						$ million
Sales to associates		2015		2014		2013
		Amount		Amount		Amount
		receivable at		receivable at		receivable at
Product	Sales	31 December	Sales	31 December	Sales	31 December
LNG, crude oil and oil products, natural gas	5,302	1,058	9,589	1,258	5,170	783

						$ million
Purchases from associates		2015		2014		2013
		Amount		Amount		Amount
		payable at		payable at		payable at
Product	Purchases	31 December	Purchases	31 December	Purchases	31 December
Crude oil and oil products, natural gas, transportation tariff	11,619	2,026	22,703	2,307	21,205	3,470

In addition to the transactions shown in the table above, in 2015 the group acquired a 20% participatory interest in Taas-Yuryakh Neftegazodobycha, a Rosneft subsidiary.

The terms of the outstanding balances receivable from associates are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

The majority of the sales to and purchases from associates relate to crude oil and oil products transactions with Rosneft.

BP has commitments amounting to $11,446 million (2014 $6,946 million) in relation to contracts with its associates for the purchase of transportation capacity.

Extract from BP Annual Report and Form 20-F 2015, page 243:

Related-party transactions

Transactions between the group and its significant joint ventures and associates are summarized in Financial statements - Note 15 and Note 16. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2015 to 16 February 2016.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

For a full glossary of terms, see BP Annual Report and Form 20-F, pages 256-258

1. Extracted in full and unedited text from the Chairman's letter, BP Annual Report and Form 20-F, pages 6-7:

Dear fellow shareholder,
2015 has been another challenging year: oil prices have remained low, falling by more than 50% and our industry finds itself in a position not seen for some 30 years. This sustained low price is a result, not of lack of demand, but of oversupply. However, our work in reconfiguring BP following the incident in the Gulf of Mexico has meant that we were prepared and well positioned to respond to this volatile environment as we move through 2016.

Shareholders and distributions
We have maintained our dividend during the year and remain committed to growing sustainable free cash flow and shareholder distributions over the long term. I believe that our current financial framework can support these commitments. The board considers shareholder distributions in the context of how to achieve long-term growth and value creation. In the current weaker price environment, our aim is to rebalance our sources and uses of cash to ensure we cover capital expenditure and shareholder distributions with operating cash flow.a This will enable BP to continue to develop its business while maintaining safe and reliable operations. We anticipate that all the actions we are taking will capture more deflation and drive the point of rebalance to below $60 per barrel. The board will keep all of this under review and will make any adjustments to our financial framework as circumstances require.

Strategy
The proposed consent decree with the United States federal government and settlements with the US Gulf states are an important step. It has enabled us to look at the future with greater confidence. However the current price environment continues to be a cause for concern and so we have set a financial path for the next two years. This medium-term strategy is based on optimizing our deployment and allocation of capital and the continuing simplification of our business while maintaining our commitment to safety and reliability.

Our financial results over the year demonstrated the benefit from the integration of our upstream and downstream activities. We have a strong, refocused and rebalanced portfolio based on our distinctive capabilities which we believe will enable us to withstand lower prices. In the future, we will continue to invest in a balanced range of resources and geographies across the Upstream and Downstream to enable us to achieve long-term growth.

We have recently published our BP Energy Outlook. I believe this makes an important contribution to the discourse and debate in this area. As the world continues to develop economically then oil, and increasingly gas, will be needed for the foreseeable future. This is the core of our business. Overall we keep under review the broader strategic direction of the group as the market for our products evolves and the energy landscape starts to change.

2015 has seen increased focus on climate change. BP has consistently argued for a price on carbon and recognized the part we all must play in being part of the solution. However governments must take the lead in developing policies to reduce carbon emissions and we continue to engage in this debate. The UN conference on climate change has produced some clear results and I am proud of the part that Bob has played in leading the initiative within our industry. At our last AGM in April the board was pleased to support a resolution brought by a group of our shareholders that encouraged greater disclosure of our work in this area; our evolving response to this is set out in our Sustainability Report due for publication this March.

Oversight
The world continues to be a troubled place and the risks faced by BP are ever evolving.

The board keeps under review its approach to the monitoring of risk - as demonstrated by the board's oversight of cybersecurity and the sharpened focus on geopolitical risk through the formation of the geopolitical committee. This is complemented by the work of our international advisory board. As we progress with our litigation in the US, we expect to stand down the Gulf of Mexico committee during 2016 and I would like to thank my colleagues for the important work and focus they have given to this committee over the past five years. Oversight of the continuing litigation will fall to the full board.

Governance and succession
Membership of the board has continued to be refreshed and during the year as Paula

Reynolds and Sir John Sawers joined us as non-executive directors. Paula brings deep experience from the financial and energy worlds, while John brings long experience of international politics and security that are so important to our business. Professor Dame

Ann Dowling has taken the chair of the remuneration committee in anticipation of Antony Burgmans standing down from the board after twelve years. Antony has chaired the remuneration committee and is also chairing the newly formed geopolitical committee until April when Sir John Sawers will succeed him. Phuthuma Nhleko, who joined the board in 2011, has decided not to offer himself for re-election at the forthcoming AGM due to external business commitments. On behalf of the board I thank Antony and Phuthuma for the substantial contribution that they have made to all of our work.

In 2015 Bob and his executive team have worked determinedly to steer the business through some difficult times with some tough decisions. They have met every challenge and as a result the business is in robust shape as we go into 2016. They deserve our thanks as do all our employees. I would like to thank the board for all that they have done. And I would like to thank our shareholders for your continued support. We are set to continue supplying energy to help meet global demand while delivering value to you from a great business.

Carl-Henric Svanberg
Chairman
4 March 2016

aSee Our financial framework on page 19

2. Extracted in full and unedited text from the Group chief executive's letter, BP Annual Report and Form 20-F, pages 8-9:

Dear fellow shareholder,

In 2015 we continued to adapt to the tough environment created by the dramatic drop in oil prices. We have seen prices crash before, but this fall has been particularly steep, from over $100 a barrel in mid-2014 to below $30 by January 2016. The work we have done to reshape and strengthen BP after 2010 stood us in good stead to withstand these conditions and last year we took further action to make the business more resilient in the short term. We also continue to invest for long-term growth. Our safety record improved, along with operating reliability, while costs came down and capital discipline was maintained. The current environment has however impacted our financial results, as well as those of our competitors. So, while the oil price is beyond our control, we have performed strongly on the factors that we can control.

A safer, more reliable, more resilient BP
In terms of safety, our top priority, we achieved improvements year-on-year in all of our key safety measures - process safety events, leaks, spills and other releases, and recordable injuries. This performance is at a much better level than five years ago and in line with the best among our peers. Safety is also good business. When we operate safely, our operations are more reliable. When the assets run reliably, they operate more continuously.
When our operations run efficiently, we have better financial results.

In the current business environment, competitiveness depends on minimizing our costs and being disciplined in our use of limited capital - as demonstrated by our organic capital expenditure in 2015 of $18.7 billion, down from nearly $23 billion in 2014. And we continue to focus our portfolio on the highest quality projects and operations, divesting $10 billion worth of assets in 2014 and 2015, in line with our target.

2015 was a challenging year for our Upstream business, with weaker oil and gas realizations leading to a significantly lower underlying pre-tax replacement cost profit of $1.2 billion.  However, efficiency and reliability improved across the business in 2015. Upstream unit production costs were down 20% on 2013, and BP-operated plant reliability increased to 95% from 86% in 2011. We have made our base production more resilient by improving our reservoir management and increasing efficiencies in our drilling and operations - lowering the decline rate and reducing non-productive time in drilling to its lowest level since 2011. And the decision to manage our US Lower 48 business separately is starting to deliver improvements in performance and competitiveness.

Our Downstream business had a record year, delivering $7.5 billion of underlying pre-tax replacement cost profit, demonstrating the benefit of being an integrated business. Our refining business is ranked among the top performers based on net cash margin in the most recent industry benchmark. We made improvements in safety, efficiency and operational performance, and continued to develop a portfolio of highly competitive assets and products. These include the launch in Spain of a new range of fuels with engine-cleaning and fuel-economy benefits, the unveiling of Nexcel from Castrol - a technology with the potential to revolutionize the oil changing process in vehicles, and the start-up of Zhuhai 3 in China - one of the most efficient purified terephthalic acid production units in the world.

Our executive vice president for corporate business activities, Katrina Landis, decided to step down after a very successful 24 years in BP. We have taken this opportunity to simplify and better align responsibilities within the team, appointing Lamar McKay as deputy chief executive, leading on key accountabilities such as strategy and safety, with Bernard Looney succeeding Lamar as Upstream chief executive.

Building a platform for growth
The agreements we reached in July with US federal, state and the vast majority of local government bodies will, subject to court approval, settle our largest remaining legal exposures relating to the Deepwater Horizon accident and oil spill in 2010. This is a realistic outcome that gives BP clarity to plan for the future.

To build that future, we are continuing to invest in a disciplined way in a portfolio that is well balanced in several respects - geographically across regions, across our upstream and downstream businesses and across resource types - conventional and unconventional oil and gas, as well as the renewable energies of biofuels and wind. This gives us resilience and flexibility now and in the future.

In the Upstream, in addition to a well-managed base of existing operations, we had three major project start-ups in 2015 and we made final investment decisions on four projects, including the West Nile Delta project in Egypt, where we are seeing some best-in-class drilling performance. Looking ahead, we expect significant new production from projects starting up between 2015 and 2020, including our mega projects at Shah Deniz 2 in Azerbaijan and Khazzan in Oman, which will create value for decades. These projects are on time and on budget.

In the Downstream, we continue to focus on resilient and improving performance and growth from a quality portfolio of high-performing refineries, a competitive petrochemicals business and growing fuels marketing and lubricants businesses.

In 2015 we furthered our relationship with Rosneft to that of a strategic partner, with involvement in exploration, appraisal and production in some of the world's most prolific oil and gas provinces. In China, we have signed new agreements to supply liquefied natural gas and to explore for shale gas. And we continue to build relationships in BP's historic   heartlands of the Middle East, with growing opportunities in Oman, Kuwait, Egypt and Iraq.

Acting on climate change
We continue to support action to address the risk of climate change. Through the Oil and Gas Climate Initiative - a business coalition that accounts for over a fifth of global oil and gas production - we are sharing best practices and developing common approaches, such as on the role of natural gas, the lowest-carbon fossil fuel and on energy efficiency. We also joined with BG Group, Eni, Reliance, Repsol, Royal Dutch Shell, Statoil and Total to call on the UN and governments to put a price on carbon so that businesses and consumers of energy can better work within frameworks that are clear.

We welcome the direction provided by the historic agreement reached at the UN climate conference in Paris. Governments, companies and consumers all have to make an appropriate contribution and we will continue to play our part through means including energy efficiency, renewable energy and increasing the share of natural gas in our portfolio.

Adapting for now and the future
Over the years BP has responded to changing circumstances many times. Each time we have learned, adapted and evolved. This experience, gained over more than 100 years, is one of our greatest assets. Today, we are well placed to weather the storm and navigate through a testing environment to emerge in good shape for taking advantage of new opportunities. I am confident that BP will be delivering energy for our customers and value for our shareholders long into the future.

Bob Dudley
Group Chief Executive
4 March 2016

3. Extracted in full and unedited text from "Group performance", BP Annual Report and Form 20-F, pages 26-27:

Financial and operating performance

Financial performance
			$ million
	2015	2014	2013
Profit (loss) before interest and taxation	(7,918)	6,412	31,769
Finance costs and net finance costs relating to pensions and other post retirement benefits	(1,653)	(1,462)	(1,548)
Taxation	3,171	(947)	(6,463)
Non-controlling interests	(82)	(223)	(307)
Profit (loss) for the yeara	(6,482)	3,780	23,451
Inventory holding (gains) losses, net of tax	1,320	4,293	230
Replacement cost profit (loss)	(5,162)	8,073	23,681
Net charge (credit) for non-operating items, net of tax	11,272	4,620	(10,533)
Net (favourable) unfavourable impact of fair value accounting effects, net of tax	(205)	(557)	280
Underlying replacement cost profit	5,905	12,136	13,428
Dividends paid per share - cents	40.0	39.0	36.5
Dividends paid per share - pence	26.383	23.850	23.399
Capital expenditure and acquisitions, on an accruals basis	19,531	23,781	36,612
a Profit (loss) attributable to BP shareholders.

The result for the year ended 31 December 2015 was a loss of $6.5 billion, compared with a profit of $3.8 billion in 2014. Excluding inventory holding losses, replacement cost (RC) loss was $5.2 billion, compared with a profit of $8.1 billion in 2014.

After adjusting for a net charge for non-operating items, which mainly related to the agreements in principle to settle federal, state and the vast majority of local government claims arising from the 2010 Deepwater Horizon accident and impairment charges; and net favourable fair value accounting effects, underlying RC profit for the year ended 31 December 2015 was $5.9 billion, a decrease of $6.2 billion compared with 2014. The reduction was mainly due to a significantly lower profit in Upstream, partially offset by improved earnings from Downstream.

Non-operating items in 2015 also included $1,088 million for restructuring charges that largely relate to rationalization and reorganization costs in response to the low oil and gas price environment. A further $1.0 billion of restructuring charges are expected to be incurred in 2016.

Profit for the year ended 31 December 2014 decreased by $19.7 billion compared with 2013. Excluding inventory holding losses, RC profit decreased by $15.6 billion compared with 2013. Both results in 2013 included a $12.5-billion non-operating gain relating to the disposal of our interest in TNK-BP.

After adjusting for a net charge for non-operating items, which mainly related to impairments and further charges associated with the Gulf of Mexico oil spill; and net favourable fair value accounting effects, underlying RC profit for the year ended 31 December 2014 was down by $1.3 billion compared with 2013. The reduction was mainly due to a lower profit in Upstream, partially offset by improved earnings from Downstream.

More information on non-operating items, and fair value accounting effects, can be found on page 217. See Gulf of Mexico oil spill on page 41 and Financial statements - Note 2 for further information on the impact of the Gulf of Mexico oil spill on BP's financial results.

Taxation
The credit for corporate income taxes in 2015 reflects the deferred tax impact of the increased provisions in respect of the Gulf of Mexico oil spill. The effective tax rate (ETR) was 33% in 2015 (2014 19%, 2013 21%).

The ETR in 2015 compared with 2014 was impacted by various one-off items. Adjusting for inventory holding impacts, non-operating items, fair value accounting effects and the one-off deferred tax adjustment in 2015 as a result of the reduction in the UK North Sea supplementary charge, the underlying ETR on RC profit was 31% in 2015 (2014 36%, 2013 35%). The underlying ETR for 2015 is lower than 2014 mainly due to changes in the geographical mix of profits.

The ETR in 2014 was similar to 2013 and was relatively low in both years. The low ETR in 2014 reﬂected the impairment charges on which tax credits arise in relatively high tax rate jurisdictions. The ETR in 2013 reflected the gain on disposal of TNK-BP in 2013 for which there was no corresponding tax charge.

In the current environment, and with our existing portfolio of assets, the underlying ETR in 2016 is expected to be lower than 2015 due to the anticipated mix of profits moving away from relatively high tax Upstream jurisdictions.

Cash flow and net debt information
			$ million
	2015	2014	2013
Net cash provided by operating activities	19,133	32,754	21,100
Net cash used in investing activities	(17,300)	(19,574)	(7,855)
Net cash used in financing activities	(4,535)	(5,266)	(10,400)
Cash and cash equivalents at end of year	26,389	29,763	22,520
Gross debt	53,168	52,854	48,192
Net debt	27,158	22,646	25,195
Gross debt to gross debt-plus-equity (%)	35.1%	31.9%	27.0%
Net debt to net debt-plus-equity (%)	21.6%	16.7%	16.2%

Net cash provided by operating activities
Net cash provided by operating activities for the year ended 31 December 2015 was $13.6 billion lower than 2014, of which $1.1 billion related to the Gulf of Mexico oil spill. This was principally a result of the lower oil price environment, although there were benefits of reduced working capital requirements and lower tax paid.

There was an increase of $11.7 billion in 2014 compared with 2013. Profit before taxation was lower but this was partially offset by movements in the adjustments for non-cash items, including depreciation, depletion and amortization, impairments and gains and losses on sale of businesses and fixed assets. Furthermore, 2014 was impacted by a favourable movement in working capital.

Net cash used in investing activities
Net cash used in investing activities for the year ended 31 December 2015 decreased by $2.3 billion compared with 2014. The decrease mainly reflected a reduction in capital expenditure of $3.9 billion in response to the lower oil price environment, partly offset by a reduction of $0.7 billion in disposal proceeds.

The increase of $11.7 billion in 2014 compared with 2013 reflected a decrease in disposal proceeds of $18.5 billion, partly offset by a $4.9-billion decrease in our investments in equity-accounted entities, mainly relating to the completion of the sale of our interest in TNK-BP and subsequent investment in Rosneft in 2013. There was also a decrease in our other capital expenditure excluding acquisitions of $2.0 billion.

There were no significant acquisitions in 2015, 2014 and 2013.

The group has had significant levels of capital investment for many years. Cash ﬂow in respect of capital investment, excluding acquisitions, was $20.2 billion in 2015 (2014 $23.1 billion and 2013 $30 billion). Sources of funding are fungible, but the majority of the group's funding requirements for new investment comes from cash generated by existing operations.

We expect capital expenditure, excluding acquisitions and asset exchanges, to be at the lower end of the range of $17-19 billion in 2016.

Total cash disposal proceeds received during 2015 were $2.8 billion (2014 $3.5 billion, 2013 $22.0 billion). In 2015 this included amounts received from our Toledo refinery partner, Husky Energy, in place of capital commitments relating to the original divestment transaction that have not been subsequently sanctioned. In 2013 this included $16.7 billion for the disposal of BP's interest in TNK-BP. See Financial statements - Note 4 for more information on disposals.

We have now completed the $10-billion divestment programme which we announced in 2013. We expect divestments to be around $3-5 billion in 2016 and ongoing divestments to be around $2-3 billion per annum thereafter.

Net cash used in financing activities
Net cash used in financing activities for the year ended 31 December 2015 decreased by $0.7 billion compared with 2014. There were no share repurchases in 2015, compared with $4.6 billion in 2014. This was largely offset by lower net proceeds from financing of $3.2 billion ($4.4 billion lower net proceeds from long-term debt offset by an increase of $1.2 billion in short-term debt).

The decrease of $5.1 billion in 2014 compared with 2013 primarily reflected higher net proceeds of $3.3 billion from long-term financing and a decrease in the net repayment of short-term debt of $1.3 billion. The $8-billion share repurchase programme was completed in July 2014.

Total dividends paid in 2015 were 40 cents per share, up 2.6% compared with 2014 on a dollar basis and 10.6% in sterling terms. This equated to a total cash distribution to shareholders of $6.7 billion during the year (2014 $5.9 billion, 2013 $5.4 billion).

Net debt
Net debt at the end of 2015 increased by $4.5 billion from the 2014 year-end position. The net debt ratio at the end of 2015 increased by 4.9%.

The total cash and cash equivalents at the end of 2015 were $3.4 billion lower than 2014.

We aim to maintain the net debt ratio, with some flexibility, at around 20%. We expect the net debt ratio to be above 20% while oil prices remain weak. Net debt and the net debt ratio are non-GAAP measures. See Financial statements - Note 26 for gross debt, which is the nearest equivalent measure on an IFRS basis, and for further information on net debt.

For information on financing the group's activities, see Financial statements - Note 28 and Liquidity and capital resources on page 219.

4. Extracted in full and unedited text from "Upstream", BP Annual Report and Form 20-F, pages 28-33:

Upstream

Our performance summary
• For upstream safety performance see page 44
• We achieved an upstream BP-operated plant reliability of 95%.

• We started up three major upstream projects.
• Our exploration function gained access to new potential resources covering almost 8,000km2 in four countries.

• Our divestments generated $0.8 billion in proceeds in 2015.

5. Extracted in full and unedited text from "Downstream", BP Annual Report and Form 20-F, pages 34-37:

Downstream

Our performance summary

• For Downstream safety performance see page 45
• We have delivered record replacement cost profit before interest and tax and pre-tax returns this year, demonstrating that we are creating a more resilient Downstream business.

• We delivered strong availability and operational performance across our reﬁning portfolio and year-on-year improvement in utilization.
• We commenced the European launch of our BP fuels with Active technology in Spain, which are designed to remove dirt and protect car engines.

• We announced the agreement to restructure our German refining joint operation with Rosneft.
• We halted operations at Bulwer refinery in Australia.

• In Air BP we completed the integration of Statoil Fuel and Retail's aviation business which added more than 70 airports to our global network.
• In our lubricants business we launched Castrol's Nexcel, an innovative automotive oil-change technology.

• We completed start-up of the Zhuhai 3 plant in China - the world's largest single train purified terephthalic acid (PTA) unit.

•     Our simplification and efficiency programmes contributed to material progress in lowering cash costs. These programmes include right-sizing the Downstream organization, implementing site-by-site improvement plans to deliver manufacturing efficiency in refining and petrochemicals, and focusing on third-party costs.

6. Extracted in full and unedited text from "Rosneft", BP Annual Report and Form 20-F, pages 38-39:

Rosneft

BP and Rosneft
• BP's 19.75% shareholding in Rosneft allows us to benefit from a diversified set of existing and potential projects in the Russian oil and gas sector.
• Russia has significant hydrocarbon resources and will continue to play an important role in long-term energy supply to the global economy.

• BP is positioned to contribute to Rosneft's strategy implementation through collaboration on technology and best practice.
• We have the potential to undertake standalone projects with Rosneft, both in Russia and internationally.

• We remain committed to our strategic investment in Rosneft, while complying with all relevant sanctions.

Extracted in full and unedited text from "Other business and corporate", BP Annual Report and Form 20-F, pages 40-41:

Our performance summary
• We have reduced our recordable injury frequency by more than 60% since the acquisition of Companhia Nacional de Açúcar e Álcool in 2011. For more information, see Safety on page 45.
• We increased our production of ethanol equivalent by 47% compared with 2014 and generated 677GWh of power for Brazil's national grid.

• We divested our interest in Vivergo Fuels - a UK-based joint venture producing bioethanol from wheat - in May 2015.
• We are improving our agricultural operational performance with a 36% increase in cane harvester efficiency relative to 2014, and in 2015, we farmed a total planted area of 127,000 hectares.

Extracted in full and unedited text from "Gulf of Mexico oil spill", BP Annual Report and Form 20-F, pages 41-42:

Gulf of Mexico Oil Spill

Key events

•      BP reached agreements in principle with the United States federal government and five Gulf states in July to settle all federal and state claims arising from the Deepwater Horizon accident and oil spill (the incident). In addition, BP also settled the vast majority of claims made by local government entities.

o  The United States lodged a proposed Consent Decree with the district court in October to resolve all United States and Gulf states natural resource damage claims and all Clean Water Act penalty claims. At the same time, BP entered a Settlement Agreement with the Gulf states for economic, property and other losses.

o The proposed Consent Decree and the Settlement Agreement are conditional on each other and neither will become effective unless the court provides final approval of the Consent Decree.
• The final submission deadline for claims under the 2012 Plaintiffs' Steering Committee settlements was 8 June 2015.

•     By the end of 2015, the cumulative pre-tax income statement charge as a result of the incident amounted to $55.5 billion. This excludes amounts that BP does not consider possible to measure reliably at this time.

Financial update
The group income statement for 2015 includes a pre-tax charge of $12.0 billion in relation to the incident. The charge for the year reflects the amounts provided for the proposed Consent Decree; the Settlement Agreement with the five Gulf states and local government claims as described above; additional provisions made for business economic loss claims under the PSC settlement and other items. As at 31 December 2015, the total cumulative charges recognized to date amounted to $55.5 billion. The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the incident are subject to uncertainty, and the ultimate exposure and cost to BP and the timing of such costs will be dependent on many factors, including in relation to any new information or future developments. These could have a material impact on our consolidated ﬁnancial position, results and cash flows.

BP has provided for spill response costs, environmental expenditure, litigation and claims and Clean Water Act penalties that can be measured reliably. There continues to be uncertainty regarding the extent and timing of the remaining costs and liabilities not covered by the proposed Consent Decree and Settlement Agreement, including:

•     Claims asserted in civil litigation, including any further litigation by parties excluded from, or parties who opted out of, the PSC settlement, and the private securities litigation pending in MDL 2185.

•     The cost of business economic loss claims under the PSC settlement not yet processed or processed but not yet paid (except where an eligibility notice has been issued before the end of the month following the balance sheet date and is not subject to appeal by BP within the claims facility).

• Any obligation that may arise from securities-related litigation.

•     Payments made out of the $20-billion Deepwater Horizon Oil Spill Trust (the Trust) during 2015 totalled $3.2 billion. As at 31 December 2015, the aggregate cash balances in the Trust and the associated qualified settlement funds amounted to $1.4 billion, nearly all of which was committed to specific purposes including the seafood compensation fund and natural resource damage early restoration projects. As of January 2016, payments in respect of claims and other costs previously funded from the Trust are now being made by BP.

More details regarding the impacts and uncertainties relating to the Gulf of Mexico oil spill can be found in Risk factors on page 53, Legal proceedings on page 237 and Financial statements - Note 2.

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility

The Company announces that on 4 March 2016, the following conditional share awards were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"). The Plan has two elements: the deferred matching element and the performance share element.

The Deferred Matching Award (including matched shares) - 2015

Mr R W Dudley                   compulsory award                   91,964 ADSs (conditional)
voluntary award                      91,964 ADSs (conditional)

Dr B Gilvary                          compulsory award                   318,042 ordinary shares (conditional)
                                                voluntary award                      318,042 ordinary shares (conditional)

This is a conditional award consisting of one-third of a director's annual bonus which is required to be deferred into ordinary shares/ADSs (the "Compulsory Award") and any further portion of the director's annual bonus up to an additional one-third which the director may choose to defer into ordinary shares/ADSs (the "Voluntary Award"). Both the Compulsory Award and Voluntary Award are matched on a one-for-one basis (with the matched shares included in the Deferred Matching Awards referred to above) and will vest depending on the Remuneration Committee's assessment of the Company's safety and environmental sustainability over a three-year period, commencing on 1 January 2016 and ending on 31 December 2018.  These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2015.  Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Performance Share Award 2016-2018

Mr R W Dudley                      301,597 ADSs

Dr B Gilvary                             786,559 ordinary shares

This is a conditional award pertaining to the 2016-2018 performance period.  The number of ordinary shares/ADSs set out above is the maximum number which may vest under the Performance Share Awards.  The actual number of ordinary shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2018. These performance conditions are consistent with the rules of the Plan, a summary of which will be set out in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2015.  Each Director will be entitled to additional ordinary shares/ADSs representing the value of reinvested dividends on those ordinary shares/ADSs which vest.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 March 2016 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.56 per share through participation in the BP ShareMatch UK Plan on 10 March 2016:-

Director

Dr B. Gilvary                88 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                88 shares
Mr B. Looney              88 shares
Mr D. Sanyal               88 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Paula Rosput Reynolds, a Non-Executive Director of BP p.l.c. has advised that she became a director of CBRE Group, Inc. on 15 March 2016.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.5

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP Share Value Plan awards

BP p.l.c. was notified on 16 March 2016 that on 15 March 2016 the following senior executives (persons discharging managerial responsibility) acquired the number of Restricted Share Units equivalent to the number of ADSs (ISIN number US0556221044) shown opposite their names below at a price of $33.81 per ADS, under the BP Share Value Plan:

Mr R. Fryar	33,674
Mr A. Hopwood	32,432
Mr H.L. McKay	76,132

The numbers of Restricted Share Units granted under the BP Share Value Plan represent the number of BP ADSs awarded under the plan which may change at vesting following a three year performance period.  In addition, each senior executive will be entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vest.

Deferred award (including matched shares)

Further to BP p.l.c.'s announcement on 5 February 2016, it was notified on 16 March 2016 that on 15 March 2016 Mr H. L. McKay (a person discharging managerial responsibility in BP p.l.c.) was awarded the following ADSs and Restricted Share Units under the BP Restricted Share Plan II at a price of $29.66 per ADS:

Mandatory award                    32,544
Voluntary award                      32,544
Matching RSU awards           65,088

Restricted Share Plan II awards

BP p.l.c. was notified on 16 March 2016 that on 15 March 2016 the following senior executive (a person discharging managerial responsibility) was awarded the number of ADSs (ISIN number US0556221044) at $29.39 per ADS in Restricted Share Units shown against his name under the BP Restricted Share Plan II. These awards of Restricted Share Units will vest over three and five year periods. The participant will be entitled to additional ADSs representing the value of reinvested dividends on those Restricted Share Units which vest.

Mr R. Fryar	Three year vesting Five year vesting	6,750 Restricted Share Units 6,750 Restricted Share Units

Annual Cash Bonus Deferral Plan

Further to BP p.l.c.'s announcement on 5 February 2016, it is confirmed that the following senior executives whose names are listed below (all persons discharging managerial responsibility in BP p.l.c.) who elected to participate in the BP Annual Cash Bonus Deferral Plan have acquired either the number of BP Ordinary Shares (ISIN number GB0007980591) at £3.32 per share or the number of ADSs (ISIN number US0556221044) at $29.66 per ADS shown against their respective names.  They have also acquired the number of Restricted Share Units shown against their respective names.  The Ordinary Shares, the ADSs and the Restricted Share Units are all subject to a three-year retention period and are expected to vest in early 2019.

Name of PDMR	Date of election	Number of Ordinary Shares	Number of Restricted Share Units
Mr R. Bondy	04 February 2016	45,816	86,446
Mr T. Erginbilgic	05 February 2016	63,087	104,450
Mr B. Looney	05 February 2016	42,229	79,679
Mr H. Schuster	04 February 2016	25,166	50,333
Mr D. Sanyal	05 February 2016	35,100	66,227

Name of PDMR	Date of election	Number of ADSs	Number of Restricted Share Units
Mr R. Fryar	04 February 2016	7,315	12,111

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP Share Value Plan awards

BP p.l.c. was notified on 18 March 2016 that on 15 March 2016 the following senior executives (persons discharging managerial responsibility) acquired the number of Restricted Share Units equivalent to the number of ordinary shares (ISIN number GB0007980591) shown opposite their names below at a price of £3.72 per ordinary share, under the BP Share Value Plan:

Mr R. Bondy	247,985
Mr M.T. Erginbilgic	239,115
Mr B. Looney	250,000
Mr D. Sanyal	187,300
Mr H. Schuster	124,605

The numbers of Restricted Share Units granted under the BP Share Value Plan represent the number of BP ordinary shares awarded under the plan which may change at vesting following a three year performance period.  In addition, each senior executive will be entitled to additional ordinary shares representing the value of reinvested dividends on those ordinary shares which vest.

Restricted Share Plan II awards

BP p.l.c. was notified on 18 March 2016 that on 15 March 2016 the following senior executives (persons discharging managerial responsibility) were awarded the number of ordinary shares (ISIN number GB0007980591) at £3.4154 per ordinary share in Restricted Share Units shown against his name under the BP Restricted Share Plan II. These awards of Restricted Share Units will vest over three and five year periods. The participant will be entitled to additional ordinary shares representing the value of reinvested dividends on those Restricted Share Units which vest.

Mr B. Looney	Three year vesting Five year vesting	75,000 Restricted Share Units 75,000 Restricted Share Units
Mr H. Schuster	Three year vesting Five year vesting	50,000 Restricted Share Units 50,000 Restricted Share Units

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 24 March 2016 that on 24 March 2016 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference Share Price of $4.7860 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	382
Mr D. Sanyal	Senior executive (a person discharging managerial responsibility)	731

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.8

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 29 March 2016 that on 24 March 2016 Mr Ian Davis, a Director of BP p.l.c., acquired 498 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $4.7860 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c.
Total voting rights and share capital

As at 31 March 2016, the issued share capital of BP p.l.c. comprised 18,642,562,597 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,620,571,092. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,647,645,097. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 06 April 2016
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary